

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 18, 2011

VIA U.S. MAIL

Thomas J. Loftus, Esq.
John Hancock Financial Services
U.S. Wealth Management Law Department
601 Congress Street
Boston, MA 02210-2805

> Re: John Hancock Life Ins. Co. (U.S.A.) Separate Account H ("JH")
> Initial Registration Statement on Form N-4
> JH Venture Opportunity A-Series (File Nos. 333-176427 & 811-04113)
>
> John Hancock Life Ins. Co. of NY Separate Account A ("JHNY")
> Initial Registration Statement on Form N-4
> JHNY Venture Opportunity A-Series (File Nos. 333-176428 & 811-06584)

Dear Mr. Loftus:

The staff has reviewed the above-referenced joint registration statement(s), which the Commission received on August 22, 2011. We have given these filings a full review and provided our comments below. Page references, section names and capitalized terms correspond to the unmarked version of the courtesy copies you provided. Item references are to the item numbers set forth in Form N-4 unless otherwise indicated.

1. *General: Completeness.* Please include a representation to the effect that the prospectus contains all material provisions of the contract and that any variations are pursuant to state law. If any provision varies based on state law, specifically disclose this in the description of the feature and identify any elements that may vary (*e.g.*, length of free-look period, what may be returned pursuant to free look, limits on loan amounts *etc.*).

2. *Policy Benefits Summary (pp. 6-10).*
a. How can I invest money in the Contract? Please reconcile the disclosure sections describing the initial purchase payment allocation and free-look provisions that apply to contracts issued in California. Page 6 says initial purchase payments on certain California-issued contracts "will be allocated" to the Money Market Option for the first 30 days while page 10 says Registrant "will . . . permit you to elect to allocate" the purchase payment to the other variable options during this period. If correct, consider recharacterizing the page 6 disclosure as the default procedure that applies when a contractowner does not affirmatively elect other investment options before the end of the waiting period. Please make conforming changes wherever else the California free-look provision is mentioned (*e.g.*, pages 13, 36, *etc.*).

b. Optional Benefit Riders: Income Plus For Life® 12.11 Series Rider. In the 3rd sentence under "Rider Benefit," please insert the word "gross" between "your" and "annual" (so the revised sentence begins, "[i]f you limit your gross annual withdrawals. . .") or explain why this change would not be appropriate. Also, please clarify the reference to "the earliest available Lifetime Income Date" which appears in this subsection and under the heading "Determination of Lifetime Income Amount." Specifically, summarize the criteria used to set the Lifetime Income Date the first time this phrase is used. Alternatively, you may include this information in the glossary definition of the term.

3. *Transaction Expense Table: Sales Charge (p. 11).* Please present the maximum Sales Charge as a separate line item and state the amount of the charge solely as a percentage of Purchase Payments. If Registrant wishes to present the chart in the table *after* the maximum charge line, the Staff will not object provided the charge percentage is stated more clearly. Is it a percentage of the current Purchase Payment or a percentage of cumulative purchase payments including the new one? Please clarify the corresponding footnote as well.

4. *Detailed Portfolio Fee Tables (pp. 14-15).* Please specifically identify the portfolios and classes referred to in footnote 2 for both the first and second tables. Also, for consistency, please use 0.00% or "--" to designate funds for which no acquired fund fees and expenses are estimated. The first table uses the former and the other two the latter.

5. *Allocations Among Investment Options (pp. 24-25).*
a. *Source Fund.* Please define "Source Fund" in the glossary or the first time it is used in the text.

b. *Right to Restrict Options.* If the range of available investment options could be significantly limited by Registrant's exercise of this right, please state this directly.

6. *Special Transfer Services - Dollar Cost Averaging (p. 27).*
a. *Credit and Recovery of Excess DCA Earnings.* Since the interest rate credited on the DCA program is within the discretion of the Company and there is no charge for selecting the program, the meaning of and purpose for the disclosure in the 3rd paragraph is unclear. Please clarify or delete.

b. *DCA Program Annual Yield.* You state that the actual effective yield on DCA program interest will be substantially lower than the stated rate because DCA monthly transfers are designed to reduce the DCA account value over time. To avoid confusion, please consider offering contractowners average annual effective yield illustrations so the effect of the guaranteed interest rate is clear.

7. *The Systematic Withdrawal Program (p. 29).* The italicized paragraph on page 29 states that contractowners "may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis." This appears inconsistent with the disclosure on page 24 which states that contracts with the IPFL 12.11 Series Rider "may not specify the Investment Option from which you wish to make a withdrawal." Please provide clarifying disclosure to reconcile these two statements.

8. *Death Benefit During Accumulation Period (pp. 29-30).* Please add a plain English statement summarizing the effect of shifting from a dollar-for-dollar death benefit reduction for Income Plus Rider withdrawals to a pro rata reduction once withdrawals exceed the Lifetime Income Amount. (The related disclosure appears immediately following subparagraph (ii) under the bold "Amount of Death Benefit" heading at the bottom of page 29.)

9. *IPFL 12.11 Rider: Joint Life Guarantee (p. 38).* Please indicate whether the Rider can be revoked and, if so, provide a cross-reference to the relevant disclosure. Also, if applicable, please distinguish between revocation of the rider and the effect of declining an increased Rider fee (described on page 39).

10. *Rider Fee (pp. 39-40).* In the framed section about declining Rider fee increases, please state how Registrant will treat contractowners who provide no respond to a Rider fee increase notice. If they are treated as though they have accepted the increase, state this. Otherwise, state the action(s) a contractowner must take to acknowledge and affirmatively accept the fee increase.

11. *Benefit Rate: Attained Age (pp. 41-42).* Please consider substituting the word "turn" for "attain" in the passages that refer to the date someone "attains" a specified age. Rule 421. If the term "attain" has a different meaning, please explain that meaning the first time the term is used.

12. *Reference Value: Steps One & Two (p. 42).* In your response letter filed on EDGAR, please explain the impact of the DCA Fixed Investment Option value on the equations involved in the Portfolio Stabilization process. Does participation in a Dollar Cost Averaging program or investment in the DCA Fixed Investment Option have any material effect on the operation of the Portfolio Stabilization process? For example, does participation in a DCA Program increase (or decrease) the likelihood of a Portfolio Stabilization transfer? Explain.

13. *Letter of Intent (p. 59).* Please provide additional information about procedures applicable to a satisfactory Letter of Intent. For example, what information must be included to show satisfactory evidence of intent to make the payments required to reach the threshold for the lower Sales Charge percentage? If a contractowner fails to reach the required Cumulative Value during the 13 months but would have reached it if Registrant had exercised its right to restrict the original allocations, is the contractowner still responsible for the Sales Charge difference? What penalty applies if the original sales charge should have been 5.50%, Registrant only deducted 3.50% based on a Letter of Intent, and the contractowner reaches the 4.50% threshold based on Cumulative Value at the end of 13 months? Please clarify and provide additional examples as necessary.

14. *Exchanges of Annuity Contracts (p. 63).* Please restate the "boot" example (middle paragraph under this heading) in plain English. Rule 421. The reviewer found the tax jargon more confusing than helpful.

15. *Contracts Sold Directly Without Payment of Any Sales Compensation (p. 71).* As this is a new product and no contracts have been sold to date, please restate the first sentence in present tense or explain why this is not appropriate.

16. *Appendix B: Table A-1 (p. B-1).* Please revise the first two sections beginning "An Additional Purchase Payments" to clarify the initial statement as singular or plural. Also, please provide an additional example that reflects how the Portfolio Stabilization process applies after a contractowner declines a fee increase, passes an anniversary date on which s/he would have been eligible for a credit had the contractowner accepted the fee increase, and then takes an excess withdrawal. If the Portfolio Stabilization process would reach the same result no matter how the contractowner responded to the fee increase, represent this in your response letter and do not add the additional example.

17. *Other Required Disclosure, Exhibits, and Representations.* Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements. We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products